UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

        This report on Form 6-K of the Registrant consists of the following financial statements, which are attached hereto as Exhibits 99.1 and 99.2 and incorporated by reference herein:

99.1	Consolidated Financial Statements of Asiasoft Global Pte. Ltd. as at and for the years ended December 31, 2006, and 2005

99.2	Unaudited Pro Forma Condensed Combined Financial Statements

        The financial statements attached hereto are hereby incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2008	Top Image Systems Ltd. By: /s/ Arie Rand —————————————— Arie Rand Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Consolidated Financial Statements of Asiasoft Global Pte. Ltd. as at and for the years ended December 31, 2006, and 2005

99.2	Unaudited Pro Forma Condensed Combined Financial Statements

99.3	Consent of Independent Registered Public Accounting Firm